UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              FORM 12b-25 AMENDMENT
                       Commission file number 033-61890-FW

                           NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [] Form 10-Q [ ] Form 10D
                           [ ]Form N-SAR [ ]Form N-CSR

                        For Period Ended: March 31, 2006
                                          ---------------
                                          [X] Transition Report on Form 10-K
                                          [ ] Transition Report on Form 20-F
                                          [ ] Transition Report on Form 11-K
                                          [ ] Transition Report on Form 10-Q
                                          [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

                         Sunburst Pharmaceuticals, Inc.
                            (Full name of registrant)

                           Emerging Gamma Corporation
                           (Former name if applicable)

                             2225 Angel Fire Street
           (Address of principal executive office (street and number))

                             Las Vegas, Nevada 89128
                           (City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the work necessary to complete the accounting and reporting for certain complex areas could not be completed without unreasonable expense and effort in sufficient time to permit the filing of Registrant's Annual Report on Form 10-KSB for the one year period ended March 31, 2006 on the scheduled due date of June 29, 2006. Specifically, the financial reconciliation, accounting and management transition to our new CEO, CFO and Chief Marketing Officer as stated in our Form 8K filed April 13 2006.

         Registrant expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-KSB for the one year period ended March 31, 2006 within the fifteen-day extension provided by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Cunningham, CFO         (651)                        204-2048
(Name)                         (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Sunburst Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 28, 2006                           By: /s/ Peter W. Cunningham
                                                  ------------------------------
                                                  Name:  Peter W. Cunningham
                                                  Title: Chief Executive Officer